June 11, 2008
VIA EDGAR
Division of Corporation Finance
 Securities and Exchange Commission
 100 F Street, NE
 Washington, D.C. 20549

Re:	Brookside Technology Holdings, Inc. Registration Statement on Form S-1/A File No. 333-143933 Filed February 8, 2008
Ladies and Gentlemen:
Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), we respectfully request (i) that the Registration Statement filed on Form S-1/A (File No. 333-143933) of Brookside Technology Holdings, Inc., (the “Company”) together with all exhibits (the “Registration Statement”) be withdrawn, and (ii) the consent of the Securities and Exchange Commission (the “Commission”) to such withdrawal.
As previously reported, the Company is in default under its credit facility with Hilco Financial, LLC and is continuing to attempt to refinance this credit facility, which refinancing may also involve a recapitalization. As a result of the uncertainties related to the refinancing and/or recapitalization, the Company believes it appropriate to withdraw the registration statement.
The Company confirms that the Registration Statement has not been declared effective, no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein and no preliminary prospectus contained in the Registration Statement has been distributed.
We would appreciate it if you would please provide a copy of the order consenting to the withdrawal as soon as it is available to the Company’s counsel, Julio C. Esquivel, Shumaker, Loop & Kendrick, LLP, 101 East Kennedy Boulevard, Suite 2800, Tampa, Florida 33602.
If you have any questions or require further information, please contact Julio C. Esquivel at (813) 227-2325.

Very truly yours, Brookside Technology Holdings, Inc
/s/ Bryan McGuire
Bryan McGuire,
Chief Financial Officer